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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           DMC STRATEX NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    23322L106
                      ------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [X] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.  23322L106

     1.  Name of Reporting Persons.

         Firsthand Capital Management, Inc.

         I.R.S. Identification Nos. of above persons (entities only).

         EIN: 77-0449623
________________________________________________________________________________

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ____

         (b) ____

     3.  SEC Use Only___________________________________________________________

     4.  Citizenship or Place of Organization    California

Number of Shares    5.  Sole Voting Power                   7,640,450
Beneficially        ------------------------------------------------------------
Owned by Each       6.  Shared Voting Power                 0
Reporting Person    ------------------------------------------------------------
With:               7.  Sole Dispositive Power              7,640,450
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power            0
                    ------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,640,450

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____

     11. Percent of Class Represented by Amount in Row (9)
         10.4%

     12. Type of Reporting Person (See Instructions)
         IA, CO

 CUSIP No. 23322L106

     1.  Name of Reporting Persons.

         Firsthand Funds on behalf of its series, as follows:

                  Technology Value Fund
                  Technology Leaders Fund
                  Technology Innovators Fund
                  The Communications Fund
                  The e-Commerce Fund
                  Global Technology Fund

         I.R.S. Identification Nos. of above persons (entities only).

                  77-6100553
                  31-1576988
                  77-0484956
                  77-0522622
                  77-0522623
                  06-1588825
________________________________________________________________________________

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ____

         (b) ____

     3.  SEC Use Only___________________________________________________________

     4.  Citizenship or Place of Organization    Delaware

Number of Shares    5.  Sole Voting Power                   7,640,450
Beneficially        ------------------------------------------------------------
Owned by Each       6.  Shared Voting Power                 0
Reporting Person    ------------------------------------------------------------
With:               7.  Sole Dispositive Power              7,640,450
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power            0
                    ------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,640,450

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____

     11. Percent of Class Represented by Amount in Row (9)
         10.4%

     12. Type of Reporting Person (See Instructions)
         IV

CUSIP No.  23322L106

     1.  Name of Reporting Persons.

         Landis, Kevin Michael

         I.R.S. Identification Nos. of above persons (entities only).


     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) ____

         (b) ____

     3.  SEC Use Only___________________________________________________________

     4.  Citizenship or Place of Organization    United States

Number of Shares    5.  Sole Voting Power              7,640,450
Beneficially        ------------------------------------------------------------
Owned by Each       6.  Shared Voting Power            0
Reporting Person    ------------------------------------------------------------
With:               7.  Sole Dispositive Power         7,640,450
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power       0
                    ------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         7,640,450

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ____

     11. Percent of Class Represented by Amount in Row (9)
         10.4%

     12. Type of Reporting Person (See Instructions)
         HC (Control Person), IN

Item 1.

       (a)    Name of Issuer

              DMC Stratex Networks, Inc.

       (b)    Address of Issuer's Principal Executive Offices

              170 Rose Orchard Way
              San Jose, CA 95134



Item 2.

       (a)    Name of Person Filing

              (i)    Firsthand Capital Management, Inc. ("FCM")

              (ii)   Firsthand Funds ("Firsthand")

              (iii)  Kevin Michael Landis ("Landis")



       (b)    Address of Principal Business office or, if None, Residence

              (i)    125 South Market, Suite 1200, San Jose, CA  95113



       (c)    Citizenship

              (i)    FCM: California

              (ii)   Firsthand: Delaware

              (iii)  Landis: United States



       (d)    Title of Class Securities

              Common stock



       (e)    CUSIP Number

              23322L106



Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

              (a)  [ ]  Broker or dealer  registered under section 15 of the Act
                        (15 U.S.C. 78o).

              (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

              (c)  [ ]  Insurance  company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

              (d)  [X]  Investment  company  registered  under  section 8 of the
                        Investment Company Act (15 U.S.C. 80a-8).

              (e)  [X]  An   investment    adviser   in   accordance   with   SS
                        240.13d-1(b)(1)(ii)(E).

              (f)  [ ]  An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F).

              (g)  [X]  A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

              (h)  [ ]  A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

              (i)  [ ]  A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3).

              (j)  [ ]  Group in accordance with ss. 240.13d-1(b)(ii)(J).

              This statement is filed by FCM, an investment adviser registered under the Investment Advisers Act of 1940, as amended, its control person Landis, and Firsthand, an investment company registered under the Investment Company Act of 1940, as amended. (See, also, Exhibit A.)

Item 4.       Ownership

              Common stock:

              (a)    Amount Beneficially Owned:      7,640,450

              (b)    Percent of Class:      10.4%

              (c)    Number of shares as to which the joint filers have:

                     (i) sole power to vote or to direct the vote: 7,640,450

                     (ii) shared power to vote or to direct the vote: 0

                     (iii) sole power to  dispose  or to direct the  disposition of: 7,640,450

                     (iv) shared  power  to   dispose   of  or  to  direct   the
                          disposition of:  0


Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6.       Ownership of More than Five  Percent on Behalf of Another  Person.
                                            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                            N/A

Item 8.       Identification and Classification of Members of the Group.
                                            N/A

Item 9.       Notice of Dissolution of Group.
                                            N/A

Item 10.      Certification:

              (a) The following certification shall be included if the statement is filed pursuant to SS240.13d-1(b):

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:    05/07/01                           FIRSTHAND CAPITAL MANAGEMENT, INC.


                                            /s/ Kevin M. Landis
                                            -------------------------------
                                            Kevin M. Landis, President


                                            FIRSTHAND FUNDS


                                            /s/ Kevin M. Landis
                                            -------------------------------
                                            Kevin M. Landis, Trustee


                                            /s/ Kevin M. Landis
                                            -------------------------------
                                            Kevin M. Landis, Control Person

EXHIBIT A


                Identification and Classification of Joint Filers


Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the reporting persons making this joint filing are identified and classified as follows:

                         Name                                              Classification
                         ----                                              --------------
Firsthand Capital Management, Inc. ("FCM")              Investment adviser registered under the Investment
                                                        Advisers Act of 1940, as amended.

Firsthand Funds on behalf of its series, as follows     Investment company registered under the Investment
("Firsthand"):                                          Company Act of 1940, as amended.
Technology Value Fund
Technology Leaders Fund
Technology Innovators Fund
The Communications Fund
The e-Commerce Fund
Global Technology Fund

Kevin Michael Landis                                    A control person of FCM and Firsthand.

EXHIBIT B


               Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)


This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1 and are not acting as a group as defined by Rule 13d-1(b)(ii)(J).


Dated:  05/07/01

                                          FIRSTHAND CAPITAL MANAGEMENT, INC.


                                          /s/ Kevin M. Landis
                                          -------------------------------
                                          Kevin M. Landis, President



                                          FIRSTHAND FUNDS


                                          /s/ Kevin M. Landis
                                          -------------------------------
                                          Kevin M. Landis, Trustee



                                          /s/ Kevin M. Landis
                                          -------------------------------
                                          Kevin M. Landis, Control Person

EXHIBIT C


                       Disclaimer of Beneficial Ownership


DMC Stratex Networks, Inc.
Common Stock
7,640,450 Shares



Kevin  Michael  Landis   disclaims   beneficial   ownership  as  to  all  shares
beneficially owned for Section 13(g) filing purposes by Firsthand Capital Management, Inc., as investment adviser, and Firsthand Funds.